SolarEdge Technologies, Inc.

47505 Seabridge Drive

Fremont, CA 94538

March 24, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:                                         Ms. Amanda Ravitz, Assistant Director

Mr. Kevin Vaughn, Accounting Branch Chief

Mr. Eric Atallah, Staff Accountant

Mr. Geoffrey Kruczek, Attorney Advisor

Re:                             SolarEdge Technologies, Inc.
Registration Statement on Form S-1 (File No. 333-202159)

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant SolarEdge Technologies, Inc., a Delaware corporation (the “Company”), respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement (the “Filing”), so as to become effective at 2:30 PM (EST) on March 25, 2015, or as soon as possible thereafter.

The Company hereby acknowledges that:

•                  Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•                  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Filing; and

•                  The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It is the Company’s understanding that its registration of the common stock of the Company under the Securities Exchange Act of 1934, as amended, on Form 8-A shall automatically become effective upon the later of the Commission’s receipt of certification from The NASDAQ Stock

Market LLC with respect to the common stock of the Company and the effectiveness of the Filing.

Please do not hesitate to contact the undersigned at +972-9-957-6620, John Gaffney of Gibson, Dunn & Crutcher LLP at (212) 351-2626 or Andrew Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034 with any questions or comments with respect to this letter.

Very truly yours,

SolarEdge Technologies, Inc.

By:	/s/ Rachel Prishkolnik
Rachel Prishkolnik
Vice President, General Counsel &
Corporate Secretary

cc:	Guy Sella, SolarEdge Technologies, Inc.
John T. Gaffney, Gibson, Dunn & Crutcher LLP
Andrew L. Fabens, Gibson, Dunn & Crutcher LLP